United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13g

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NEWLEAD HOLDINGS LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G64626149

(CUSIP Number)

December 31, 2014

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☑           Rule 13d-1(c)

☐           Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

1.	NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

1.	NAME OF REPORTING PERSON

Brendan T. O’Neil

1.	NAME OF REPORTING PERSON

Richard H. Kreger

1.	NAME OF REPORTING PERSON

John C. Kirkland

1.	NAME OF REPORTING PERSON

Keith Coulston

ITEM 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☑

ITEM 10: Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2015	IRONRIDGE GLOBAL IV, LTD.

By:	/s/ David Sims

Name: David Sims
Its: Director

Dated:	February 12, 2015	IRONRIDGE GLOBAL PARTNERS, LLC

By:	/s/ John Kirkland

Name: John Kirkland

Dated:	February 12, 2015	/s/ John C. Kirkland
John C. Kirkland

Dated:	February 12, 2015	/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated:	February 12, 2015	/s/ Richard H. Kreger
Richard H. Kreger

Dated:	February 12, 2015	/s/ Keith R. Coulston
Keith R. Coulston